Stellar Biotechnologies Presents Preclinical Poster on Clostridium Difficile Active Immunotherapy at Vaccine Congress

PORT HUENEME, CA, (October 28, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today the presentation of a preclinical poster at the 7th Vaccine and ISV Congress being held in Sitges, Spain, October 27-29, 2013.  The presentation relates to a recent study in mice of Stellar’s newly acquired active immunotherapy technology targeting the treatment of Clostridium difficile infection (“C. diff”).

Clostridium difficile is a bacteria found in the intestines that can cause severe and life-threatening intestinal conditions.  C. diff infections are at an all-time high and related hospitalizations have tripled in the last decade.

The poster titled “Immunization with Clostridium difficile PSII Polysaccharide Antigens Adjuvanted with KLH Induced Broad-based Enhancement of Adaptive Immune Responses and Protection in Mice” is the result of preclinical research conducted together by scientists from Stellar and the University of Guelph (Ontario, Canada) (“Guelph”).

In the study, vaccination with a PSII-KLH conjugate vaccine conferred protection against C. diff infection, measured by improved survival rates in vaccinated mice compared to unvaccinated controls.  The study concluded that the C. diff PSII-KLH immunotherapy approach was safe and efficacious in a preclinical model.  Further preclinical development is underway.

The 7th Vaccine & ISV Congress features science and public health topics, from primary vaccine research and vaccine manufacturers, to governmental policy, safety and regulation.

About Clostridium difficile

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients.  C. diff is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  It causes severe diarrhea and life-threatening intestinal conditions such as colitis.  Incidence of C. diff is at a record high in the U.S. with more than 330,000 cases reported annually.  Deaths related to C. diff increased 400% in recent years.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (646) 593-7140
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements
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